UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                           THE NEW YORK TIMES COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Class A Common Stock of $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   650111 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Theodore R. Wagner
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 19, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 650111 10 7
1        NAME OF REPORTING PERSON: ARTHUR OCHS SULZBERGER
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:   (a) [ ]
                                                             (b) [X]
3        SEC USE ONLY

4        SOURCE OF FUNDS: NOT APPLICABLE

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e):                        [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION: United States
         NUMBER OF       7  SOLE VOTING POWER:  4,263,384 shares*
           SHARES
        BENEFICIALLY     8  SHARED VOTING POWER:  3,763,053 shares**
       OWNED BY EACH
         REPORTING       9  SOLE DISPOSITIVE POWER:  4,263,384 shares*
        PERSON WITH
                         10 SHARED DISPOSITIVE POWER:  3,763,053 shares**

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         8,026,437 shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                         [X]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.28%

14       TYPE OF REPORTING PERSON: IN
___________
* Includes 309,400 shares issuable upon exercise of employee stock options and 1,785 shares issuable upon conversion of 1,785 shares of Class B Common Stock.

** Includes 369,405 shares issuable upon conversion of 369,405 shares of Class B Common Stock.

         This Amendment No. 4 to the Statement on Schedule 13D of Arthur Ochs Sulzberger is being filed to report (i) amendments to the Trust Indentures creating the 1986 Trusts (see Item 4) to provide in each case for an additional (fifth) trustee, and (ii) the appointment of Lynn G. Dolnick on December 19, 1996, as the fifth trustee of each of the 1986 Trusts. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, the entire text of this Statement on Schedule 13D is being restated.

Item 1.  Security and Issuer.
         The class of equity securities to which this Statement relates is the Class A Common Stock of 10 cents par value (the "Class A Stock").
         The issuer of the Class A Stock is The New York Times Company (the "Company"), a New York corporation whose principal executive offices are located at 229 West 43rd Street, New York,
New York  10036.

Item 2.  Identity and Background.
         (a)      The person filing this statement is Arthur Ochs
Sulzberger ("Mr. Sulzberger").
         (b) The business address of Mr. Sulzberger is 229 West 43rd Street, New York, New York 10036.
         (c) The present principal occupation of Mr. Sulzberger is Chairman, Chief Executive Officer and a director of the Company.
The principal businesses of the Company comprise diversified activities in the communications field, including: the



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

publication of newspapers and magazines (such as The New York
Times and The Boston Globe); newspaper distribution in the New
York City and Boston metropolitan areas; news, photo and graphics services and news and features syndication; distribution of TimesFax (a six-to-eight page synopsis of The New York Times delivered to customers' facsimile machines or personal computers); production of The New York Times Index; the licensing of electronic data bases and microform, CD-ROM products and the trademarks and copyrights of The New York Times; and television and radio broadcasting. The address of the Company is 229 West
43rd Street, New York, New York  10036.
         (d) Mr. Sulzberger has never been convicted in a criminal proceeding.
         (e) Mr. Sulzberger has never been a party to a civil proceeding of a judicial or administrative body, as a result of which he was or is subject to (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (ii) a judgment, decree or final order finding any violation with respect to such laws.
         (f)      Mr. Sulzberger is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         Not applicable.




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

Item 4.  Purpose of Transaction.
         The original version of this Statement, dated September 26, 1986, was filed by Mr. Sulzberger jointly with the trust created under the will of Adolph S. Ochs (the "Ochs Trust"), George L.
Shinn and Iphigene Ochs Sulzberger. Mr. Sulzberger, George Shinn and Iphigene Ochs Sulzberger were the trustees of the Ochs Trust.
This Statement was originally filed as a result of the acquisi-tion by the Ochs Trust, on September 22, 1986, of 3,324,645 additional shares of Class A Stock, pursuant to a reclassifica-tion of the common stock of the Company in which each share of the Company's issued Class B Common Stock of 10 cents par value (the
"Class B Stock") was changed into 1/10th of a share of Class B
Stock and 9/10ths of a share of Class A Stock (the "Reclassifica-tion"). As a result of the Reclassification, the Ochs Trust was the beneficial owner of 17,859,450 shares of Class A Stock, including 369,405 shares issuable upon conversion of 369,405 shares of Class B Stock, or approximately 22% of the shares of Class A Stock then outstanding.
         Amendment No. 1 to this Statement, dated March 1, 1990, was filed as a result of the death of Iphigene Ochs Sulzberger on February 26, 1990, and the consequent termination of the Ochs
Trust.
         Amendment No. 2 to this Statement, dated June 13, 1990, was filed as a result of the distribution by the Ochs Trust, on June
11, 1990, of: (i) 14,165,400 shares of Class A Stock in substantially equal one-quarter shares to each of the four children of Iphigene Ochs Sulzberger: Mr. Sulzberger, Marian S.
Heiskell ("Mrs. Heiskell"), Ruth S. Holmberg ("Mrs. Holmberg") and Judith P. Sulzberger ("Dr. Sulzberger" and collectively with
Mr. Sulzberger, Mrs. Heiskell and Mrs. Holmberg, the "children");
and (ii) 3,324,645 shares of Class A Stock and 369,405 shares of Class B Stock in substantially equal one-quarter shares to four trusts (the "1986 Trusts") severally created by Trust Indentures each dated August 5, 1986 (the "Indentures"), made by each of the four children. As a result of the said distribution, the Ochs
Trust and George L. Shinn ceased to be the beneficial owner of more than five percent of the Class A Stock and accordingly ceased to be reporting persons in this Statement.
         Amendment No. 3 to this Statement, dated August 22, 1990, was filed as a result of the creation by Mrs. Heiskell, on August
1, 1990, of a trust for the benefit of herself and her children
(the "Heiskell Trust"), and the transfer by Mrs. Heiskell of 750,000 shares of Class A Stock to the Heiskell Trust as part of her estate planning. Mr. Sulzberger is the sole trustee of the Heiskell Trust.
         The amendments to the Indentures, and the appointment of Ms. Dolnick as a trustee of the 1986 Trusts, which are the subject of this Amendment No. 4 were made pursuant to a determination by the children, as trustees of the 1986 Trusts, that the primary purpose of the 1986 Trusts to maintain the editorial independence of The New York Times and perpetuate it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare" - in accordance with the wishes of Adolph S. Ochs as expressed in his will - can best be effectuated by maintaining control of The New York Times in the hands of a relatively small number of descendants of Adolph
S. Ochs acting as trustees of the 1986 Trusts.
         Except as set forth in Item 6 of this Amendment No. 4, Mr. Sulzberger currently has no plan or proposal, as a shareholder of the Company, which relates to or would result in:
                  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
                  (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
                  (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;
                  (d) any change in the present board of directors or management of the Company, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;
                  (e) any material change in the present capitalization or dividend policy of the Company;
                  (f) any other material change in the Company's business or corporate structure;

                  (g) changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person;
                  (h) a class of securities of the Company being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
                  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934
         (the "Exchange Act"); or
                  (j) any action similar to any of those enumerated above.
However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Mr. Sulzberger in his capacity as a director and executive officer of the Company.

Item 5.  Interest in Securities of the Issuer.
         (a) and (b) Mr. Sulzberger is the direct beneficial owner of, and has sole voting and dispositive power with respect to, 3,513,384 shares of Class A Stock, including (i) 1,785 shares issuable upon the conversion of 1,785 shares of Class B Stock held by him, and (ii) 309,400 shares issuable upon the exercise of options granted under the Company's stock option plans, repre-senting an aggregate of approximately 3.64% of the outstanding shares of Class A Stock.* In addition, Mr. Sulzberger has sole voting and dispositive power with respect to the 750,000 shares of Class A Stock owned by the Heiskell Trust, of which he is the sole trustee. Accordingly, Mr. Sulzberger is the beneficial owner, with sole voting and dispositive power, of an aggregate of 4,265,204 shares of Class A Stock, representing approximately
4.41% of the outstanding shares of Class A Stock.
         Mr. Sulzberger is also (i) a co-trustee of a trust that beneficially owns 14,403 shares of Class A Stock, as to which shares he shares voting and dispositive power with Mrs. Heiskell, as co-trustee, and (ii) an officer and director of The Sulzberger Foundation, Inc. (the "Foundation"), which owns 54,600 shares of Class A Stock, or approximately 0.06% of the outstanding shares of Class A Stock, as to which shares Mr. Sulzberger shares voting and dispositive power with Mrs. Heiskell, Mrs. Holmberg and Dr. Sulzberger, all of whom are officers and directors of the Founda-tion.
         Mr. Sulzberger is also a co-trustee of the four 1986 Trusts. The 1986 Trusts beneficially own in the aggregate 3,694,050 shares of Class A Stock (including 369,405 shares issuable upon the conversion of 369,405 shares of Class B Stock also held by

--------
         *All percentages of outstanding Class A Stock herein are based on the 96,314,646 shares of Class A Stock shown as out standing as of September 30, 1996, in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, plus those unissued shares which Mr. Sulzberger and entities under his control have the right to acquire upon exercise of options or conversion of Class B Stock, as described in this Item 5.

the 1986 Trusts) representing approximately 3.82% of the outstanding shares of Class A Stock, as to which shares Mr. Sulz-berger shares voting and dispositive power with Mrs. Heiskell, Mrs. Holmberg, Dr. Sulzberger and Lynn G. Dolnick ("Ms. Dol-nick"), as co-trustees of each 1986 Trust.
         Mr. Sulzberger also holds 67,047 retirement units under the Company's Executive Incentive Compensation Plan and the Company's 1991 Executive Stock Incentive Plan. Such units entitle Mr. Sulzberger to receive one share of Class A Stock per unit in ten annual installments upon his retirement from the Company. Mr. Sulzberger disclaims beneficial ownership of the shares of Class
A Stock underlying these retirement units, which shares are excluded from the aggregate number of shares shown herein as being beneficially owned by Mr. Sulzberger.
         In summary of the foregoing, Mr. Sulzberger is the direct or indirect beneficial owner in the aggregate of 8,026,437 shares of Class A Stock, representing approximately 8.28% of the outstanding shares of Class A Stock.
         Allison S. Cowles, Mr. Sulzberger's wife, owns 3,480 shares of Class A Stock, as to which shares Mr. Sulzberger disclaims beneficial ownership.
         The business address of Mrs. Heiskell is 229 West 43rd Street, New York, New York 10036. The business address of Mrs. Holmberg is The Chattanooga Times, 100 East Tenth Street, Chattanooga, Tennessee 37401. The residence address of Dr. Sulzberger is 146 Central Park West, New York, New York 10023.

The business address of Ms. Dolnick is 3001 Connecticut Avenue,
Washington, D.C.  20008.
         Mrs. Heiskell's present principal occupation is director of the Company and various charitable organizations. Mrs. Holmberg is principally employed as Chairman of Times Printing Company, the publisher of The Chattanooga Times newspaper, the address of which is 100 East Tenth Street, Chattanooga, Tennessee 37401.
Dr. Sulzberger is a physician currently retired from the active practice of medicine. Ms. Dolnick is principally employed as Chief of the Division of Exhibition Interpretation at the National Zoological Park of the Smithsonian Institution, the address of which is 3001 Connecticut Avenue, Washington, D.C.
20008.
         None of Mrs. Heiskell, Mrs. Holmberg, Dr. Sulzberger and Ms. Dolnick has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body, as a result of which she was or is subject to (A) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or (B) a judgment, decree or final order finding any violation with respect to such laws. Each of Mrs. Heiskell, Mrs. Holmberg, Dr. Sulzberger and
Ms. Dolnick is a citizen of the United States.
         (c) During the past 60 days, no transactions in the Class A Stock have been effected by Mr. Sulzberger, Mrs. Heiskell, Mrs.
Holmberg, Dr. Sulzberger and Ms. Dolnick, except that (i) on

November 20, 1996, Mr. Sulzberger exercised an employee stock option to purchase 8,820 shares of Class A Stock at a price of $36.4375 per share, exercised an employee stock option to purchase 11,391 shares of Class A Stock at a price of $30.75 per share, and paid the exercise price of such options, and the withholding taxes payable upon such exercises, by authorizing the Company to retain 18,829 Shares of Class A Stock issuable upon such exercises, such shares having a market value on the date of exercise of $37.4375 per share, (ii) on December 9, 1996, Mr. Sulzberger made a gift of 5,300 shares of Class A Stock to his wife, who in turn made gifts of 1,820 such shares on December 19, 1996, and on January 9, 1997, Mr. Sulzberger made seven gifts of 260 shares to each of his grandchildren, (iii) on November 20, 1996, Mrs. Holmberg made a gift of 2,709 shares of Class A Stock to the Public Education Foundation, on December 6, 1996, she made a gift of 5,306 shares of Class A Stock to one of her family's charitable foundations, and on December 16, 1996, she made a gift of 5,416 shares of Class A Stock to the University of Tennessee at Chattanooga, (iv) on November 22, 1996, Dr. Sulzberger made a gift of 678 shares of Class A Stock to the Rainforest Alliance; and (v) on December 30, 1996, Ms. Dolnick and her husband transferred 1,040 shares of Class A Stock to two trusts for the benefit of their sons.
         (d)      See Item 6 of this Statement.
         (e)      Not Applicable.




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

Item 6.  Contracts, Arrangements, Understandings or Relationships
             with Respect to Securities of the Issuer.


         Upon the death of Iphigene Ochs Sulzberger on February 26, 1990, the Ochs Trust terminated, and on June 11, 1990, the 17,490,455 shares of Class A Stock and 369,405 shares of Class B Stock held by the Ochs Trust were distributed in substantially equal one-quarter shares to the children. Each of the children had previously executed a separate Indenture creating a 1986
Trust, to which he or she assigned his or her interest in the Class B Stock held by the Ochs Trust plus his or her interest in 3,324,645 of the 17,490,455 shares of Class A Stock held by the Ochs Trust (i.e., those shares of Class A Stock received by the Ochs Trust in the Reclassification). Accordingly, on June 11, 1990, the Ochs Trust distributed 3,324,645 shares of Class A
Stock and 369,405 shares of Class B Stock in substantially equal one-quarter shares to the 1986 Trusts. The children were and are the initial trustees of the 1986 Trusts. On December 5, 1996, the Indenture for each of the 1986 Trusts was amended to provide for an additional (fifth) trustee. On December 19, 1996, the children appointed Ms. Dolnick, a daughter of Mrs. Holmberg, as the fifth trustee of each of the 1986 Trusts.
         The Company, the children, the children's children and the children as trustees of the 1986 Trusts (collectively, "the Shareholders") also entered into a Shareholders Agreement dated as of August 5, 1986 (the "Shareholders Agreement"). The Share-holders Agreement restricts the transfer of the 369,405 shares of

Class B Stock distributed from the Ochs Trust by requiring that, prior to any sale or transfer of any shares of such Class B Stock by the 1986 Trusts, the 1986 Trusts shall offer to sell such shares first to the other Shareholders (including the other 1986 Trusts) and then to the Company, at the market price of the Class
A Stock then prevailing (or if the Company is the purchaser, at the option of the selling 1986 Trust, in exchange for Class A
Stock on a share-for-share basis). The Shareholders Agreement further requires that if any shares of Class B Stock so offered are not purchased by the other Shareholders or the Company, such shares must be converted into Class A Stock before being trans-ferred to any person other than a Shareholder or the Company.
There are certain exceptions for gifts and other transfers within the family of Adolph S. Ochs, provided that the recipients become parties to the Shareholders Agreement.
         In addition, the Shareholders Agreement provides that if the Company is a party to a merger (other than a merger solely to change the Company's jurisdiction of incorporation), a consolida-tion or a plan of liquidation in which the Class B Stock is exchanged for cash, stock, securities or any other property of the Company or of any other corporation or entity, each 1986
Trust will convert its shares of Class B Stock that are subject to the Shareholders Agreement into shares of Class A Stock prior to the effective date of such transaction so that a holder of such shares will receive the same cash, stock or other consideration that a holder of Class A Stock would receive in such a transaction. Except as described previously herein, each Shareholder agreed not to convert any shares of Class B Stock received from the Ochs Trust into Class A Stock. The
Shareholders Agreement will terminate upon the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on August 5, 1986.
         The trustees of each 1986 Trust, subject to the limited exceptions described below, are directed to retain the Class B
Stock held in such Trust and not to sell, distribute or convert such shares into Class A Stock, and to vote such Class B Stock against any merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees unless they unanimously determine that the primary objective of the 1986 Trusts, which is to maintain the editorial independence and integrity of The New York Times and to continue it "as an independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare," can be achieved better by the sale, distribution or conversion of such stock or by the implementation of such transaction. If upon such determination any Class B Stock is distributed to the beneficiaries of the 1986 Trusts, it must be distributed only to descendants of Iphigene Ochs Sulzberger, subject to the provisions of the Shareholders Agreement.
Similarly, any sale by the 1986 Trusts of Class B Stock upon such determination can be made only in compliance with the Shareholders Agreement.

         The Indentures also permit the trustees after the death of one of the children to set apart from his or her 1986 Trust a separate trust (a "Separate Trust") for the benefit of a descen-dant of such child, his or her spouse, his or her descendants and the spouses of such descendants. Any such Separate Trust would be held on the same terms and conditions as the 1986 Trusts and would continue for the same period. The trustees of the 1986
Trusts would be the trustees of any Separate Trust holding shares of Class B Stock. Any such Separate Trust will receive its pro rata share of Class B Stock unless the descendant for whom it is set apart is over the age of 25 and consents to receipt of dif-ferent Trust assets.
         As previously stated herein, the 1986 Trusts also received from the Ochs Trust the 3,324,645 shares of Class A Stock acquired by the Ochs Trust in the Reclassification. The trustees of a 1986 Trust may make distributions of Class A Stock but are required to bear in mind the need to retain property in such Trust (other than shares of Class B Stock) of sufficient value to pay any estate, transfer or generation skipping taxes for which such 1986 Trust may be liable.
         The trustees of each 1986 Trust and each Separate Trust are granted various powers and rights, including among others: (i) to vote all the shares of Class A Stock and Class B Stock held by such 1986 Trust; (ii) to remove any successor trustee; and (iii) to amend certain provisions of the Indenture creating such 1986 Trust, but not the provisions relating to retaining the Class B

Stock or the manner in which the Class B Stock may be distrib-uted, sold or converted. The trustees act by the affirmative vote of four trustees, except that prior to any sale or distribu-tion of Class B Stock outside of the 1986 Trusts, any conversion of Class B Stock or a vote to approve a merger, sale of assets or other transaction pursuant to which control of The New York Times newspaper passes from the trustees, the trustees must unanimously determine that the primary purpose of the 1986 Trusts as de-scribed above is best achieved by such distribution, sale, conversion or other transaction. Unanimity is also required for the amendment of those provisions of the Indenture of Trust which may be amended.
         The children may not be removed as trustees unless physi-cally or mentally incapable of discharging the duties of trustee. When a future vacancy in the position of trustee occurs, the remaining trustees shall appoint an individual to act as succes-sor trustee, such appointment to be for a term of not more than five nor less than three years and upon such conditions as the then trustees shall determine. The trustees shall appoint as successor trustee an individual selected by majority election of a council comprised of all descendants of Adolph S. Ochs and their spouses who are over the age of 25 years and who wish to participate in such council, provided that at all times the five trustees must include Mrs. Heiskell or a descendant of hers, Mrs. Holmberg or a descendant of hers, Dr. Sulzberger or a descendant of hers, and Mr. Sulzberger or a descendant of his.

         The beneficiaries of the 1986 Trusts and the Separate Trusts who are descendants of Iphigene Ochs Sulzberger are given certain limited powers to appoint trust principal. Any appointment of Class B Stock must be in further trust. All such appointive trusts continue for the same term as the 1986 Trusts and Separate Trusts, upon the same terms and conditions and with the same trustees, and permit trust principal consisting of Class B Stock to vest only in descendants of Iphigene Ochs Sulzberger and only at the end of the trust term.
         Each of the 1986 Trusts will continue in existence until the expiration of 21 years after the death of the survivor of all descendants of Iphigene Ochs Sulzberger living on August 5, 1986. Upon the termination of the 1986 Trusts and Separate Trusts at the end of the stated term thereof, the shares of Class B Stock will be distributed to the descendants then living of Iphigene
Ochs Sulzberger.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Shareholders Agreement dated as of August 5,
                  1986, filed as Exhibit B to the original filing of this Statement.*
         Exhibit B: Trust Indentures, each dated August 5, 1986, relating to the 1986 Trusts, filed as Exhibit C to the original filing of this Statement.*
         Exhibit C: Indenture dated August 1, 1990, between Marian S.
                  Heiskell, as grantor, and Arthur Ochs Sulzberger, as trustee, filed as Exhibit A to Amendment No. 3 to this Statement.*
         Exhibit D:  Amendment, dated December 5, 1996, to Trust
                  Indenture dated August 5, 1986, made by Arthur Ochs Sulzberger, as Grantor, and Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sul-zberger, as Trustees. (Note: The amendments to the other three Indentures for the 1986 Trusts are substan-tially identical to this Amendment and accordingly are not being filed herewith.)

--------
             *Omitted from this Amendment No. 4 pursuant to Rule 101(a)
         (2)(ii) of Regulation S-T.

                                        Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.


                                         /S/Arthur Ochs Sulzberger
                                         ------------------------------
                                         Arthur Ochs Sulzberger



Dated: January 15, 1997

                                                   EXHIBIT INDEX




Exhibit D: Amendment, dated December 5, 1996, to Trust Indenture dated August 5, 1986, made by Arthur Ochs Sulzberger, as Grantor, and Marian S. Heiskell, Ruth S. Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger, as Trustees. (Note:
         The amendments to the other three Indentures for the 1986 Trusts are substantially identical to this Amendment and accordingly are not being filed herewith.)

                                                                   EXHIBIT D
                          AMENDMENT TO TRUST INDENTURE
                                      DATED
                                 AUGUST 5, 1986
                   made by ARTHUR OCHS SULZBERGER, as grantor,
                                       and
           MARIAN S. HEISKELL, RUTH S. HOLMBERG, JUDITH P. SULZBERGER
                     and ARTHUR OCHS SULZBERGER, as trustees



          By an indenture dated August 5, 1986, Marian S. Heiskell created a trust with the undersigned Marian S. Heiskell, Ruth S.
Holmberg, Judith P. Sulzberger and Arthur Ochs Sulzberger, as trustees; and

         ARTICLE SIX of said indenture provides as follows:

                           "The grantor declares that each trust
                  held hereunder is irrevocable, and that this Article SIX and the preceding provisions of this indenture may not be altered, amended or modified. All four trustees, acting unanimously, may in their absolute discretion amend the subsequent provisions of this indenture;" and



         The trustees have determined that the primary purpose of the trust of maintaining the editorial independence of The New York Times, and perpetuating it " as in independent newspaper, entirely fearless, free of ulterior influence and unselfishly devoted to the public welfare", in accordance with the wishes of Adolph S. Ochs as expressed in his will can best be effectuated at this time by maintaining control of The New York Times in the hands of a relatively small number of descendants of Adolph S.
Ochs acting as trustees;

         NOW, THEREFORE, the undersigned trustees hereby amend the indenture to revoke Article EIGHT thereof and to substitute therefor the following:

                           "ARTICLE EIGHT: There shall at all times
                  be five trustees acting hereunder.  Any
                  action of the trustees hereunder relating to or affecting the Stock shall require the affirmative vote of four trustees, except for a sale, distribution, conversion or other transaction described in Article FIVE, which shall require a unanimous vote of all five trustees. No trustee (other than the grantor) shall participate in any decision or other action of the trustees with respect to any discretionary distribution of principal or income of a trust of which such trustee is a person to whom income or principal may then be distributed.



                           "Any individual may resign at any time
                  as trustee of any trust held under this
                  indenture by an instrument signed and
                  acknowledged by him or her and delivered to his or her then acting co-trustees, such resignation to be effective upon the appointment of a successor trustee.



                           "Neither the grantor nor any of the
                  grantor's siblings may be removed as a
                  trustee hereunder unless the remaining four trustees determine that the trustee to be removed is incapable, by reason of mental or physical infirmity, to perform adequately as a trustee. Any other trustee acting hereunder may be removed without cause by the unanimous agreement of the remaining four trustees. Any such removal shall be effected by an instrument of removal signed and acknowledged by the remaining four trustees and delivered to the trustee to be removed.



                           "When a vacancy in the position of
                  trustee occurs, the individuals then acting as trustees shall appoint an individual to act as successor trustee, such appointment to be for such term, of not more than five nor less than three years, and upon such conditions, as the then acting trustees shall determine in writing, the appointment to be by an acknowledged instrument stating the term and listing the conditions of the appointment and filed with the trust records. The trustees shall appoint as trustee the individual selected by majority election of the family council, such council to be made up of all descendants of Adolph S. Ochs and their spouses, who are over the age of twenty-five years and wish to participate, each such individual having one vote.



                           "There shall at all times be five
                  trustees acting hereunder, including Marian
                  S. Heiskell or a descendant of hers, Ruth S.
                  Holmberg or a descendant of hers, Judith P.
                  Sulzberger or a descendant of hers, and
                  Arthur Ochs Sulzberger or a descendant of his, and those trustees shall be the same individuals for each trust holding shares of the Stock administered hereunder and for each trust holding shares of the Stock administered under the trust indentures of even date made by the grantor's siblings, and no appointment of a different trustee shall be effective. Different individuals may act as trustees of any trust created hereunder that does not hold any share of the Stock. Each successor trustee appointed pursuant to the provisions of this Article shall accept such appointment by an acknowledged instrument, filed with the trust records, agreeing to faithfully discharge all duties of the office of trustee and accepting the conditions set forth in the instrument of appointment, and executing and becoming a party, as trustee, to the Shareholders' Agreement.



                           "All commissions shall be paid from
                  trust income. No trustee who is a descendant of Iphigene Ochs Sulzberger or a spouse of any such descendant shall be entitled to receive any commissions for acting as such trustee.

                           "The grantor, and any beneficiary to
                  whom such power is granted by the grantor, may appoint one or more individuals to act as additional trustees with respect to any property held in any trust other than shares of the Stock and with respect to discretionary powers to distribute income to and among the beneficiaries of such trust. Such additional trustees shall have no responsibility or liability for the exercise of powers granted the initial five trustees and their successors, and, if so directed by the grantor or any such beneficiary, the initial five trustees and their successors shall delegate the additional trustees all rights and powers that they may have with respect to any property held by them other than the Stock and such discretionary powers over the distribution of trust income, and shall thereupon have no further responsibility with respect to such other property or such distributions.


                           "Each trustee shall be exempt from
                  giving any bond or other
                  security in any jurisdiction."



Dated: December 5, 1996

                                        /s/     Marian S. Heiskell
                                        ------------------------------------
                                                Marian S. Heiskell



                                        /s/     Ruth S. Holmberg
                                        ------------------------------------
                                                Ruth S. Holmberg



                                        /s/     Judith P. Sulzberger
                                        ------------------------------------
                                                Judith P. Sulzberger



                                        /s/     Arthur Ochs Sulzberger
                                        ------------------------------------
                                                Arthur Ochs Sulzberger

                                                                   Trustees

STATE OF  NEW YORK                  )
                                    :  ss.:
COUNTY OF         NEW YORK          )


         On the 2nd day of December, 1996, before me personally came MARIAN S. HEISKELL, to me known and known to me to be the individual described in and who executed the foregoing instrument, and duly acknowledged to me that she executed the same as trustee.

                                        /s/     Douglas J. Hoffman
                                        ------------------------------------
                                                  Notary Public


(Notarial Seal)                          DOUGLAS J. HOFFMAN
                                NOTARY PUBLIC, STATE OF NEW YORK
                                         NO. 31-4921132
                                  QUALIFIED IN NEW YORK COUNTY
                                COMMISSION EXPIRES JANUARY 25, 1998

STATE OF          TENNESSEE         )
                                    :  ss.:
COUNTY OF         HAMILTON          )


         On the 22nd day of NOVEMBER, 1996, before me personally came RUTH S. HOLMBERG, to me known and known to me to be the individual described in and who executed the foregoing instrument, and duly acknowledged to me that she executed the same as trustee.

                                        /s/    Mona N. Allday
                                        ------------------------------------
                                                Notary Public
                                        MY COMMISSION EXPIRES MARCH 5, 1997

(Notarial Seal)

STATE OF          NEW YORK          )
                                    :  ss.:
COUNTY OF         NEW YORK          )


         On the 5th day of December, 1996, before me personally came JUDITH P. SULZBERGER, to me known and known to me to be the individual described in and who executed the foregoing instrument, and duly acknowledged to me that she executed the same as trustee.


                                        /s/    Douglas J. Hoffman
                                        ------------------------------------
                                                 Notary Public


(Notarial Seal)                             DOUGLAS J. HOFFMAN
                                   NOTARY PUBLIC, STATE OF NEW YORK
                                            NO. 31-4921132
                                     QUALIFIED IN NEW YORK COUNTY
                                   COMMISSION EXPIRES JANUARY 25, 1998

STATE OF          NEW YORK          )
                                    :  ss.:
COUNTY OF         NEW YORK          )


         On the 26th day of November, 1996, before me personally came ARTHUR OCHS SULZBERGER, to me known and known to me to be the individual described in and who executed the foregoing instrument, and duly acknowledged to me that he executed the same as trustee.

                                        /s/    Theodore R. Wagner
                                        ------------------------------------
                                                  Notary Public


(Notarial Seal)                            THEODORE R. WAGNER
                                    Notary Public, State of New York
                                              No. 31-4122350
                                      Qualified in New York County
                                  Commission Expires November 30, 1997